UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")
Notification of Directors' Interests

Annual Bonus Share Matching Plan ("ABSMP")

On 22 May 2012, participants became entitled to ordinary shares in the Company under the rules of the Annual Bonus Share Matching Plan, granted in 2007 (the "Plan"). Under the Plan, participants who invest their after-tax bonus in shares become entitled to "matching shares" on a one-for-one basis if a three-year corporate performance target is met.

The ABSMP rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. The shares set out in the third column below were sold on 22 May 2012 at a price of £11.431 per share, leaving the after-tax number of shares set out in the final column below.

Name of Director	Shares released	Shares sold to discharge tax liabilities	Shares/ADRs retained
Robin Freestone	5,824	3,029	2,795
Will Ethridge	3,103	1,439	1,664
Marjorie Scardino	74,576	36,558	38,018

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following shares/ADRs (excluding shares/ADRs to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director	Number of Shares/ADRs	% of Capital
Robin Freestone	389,431	0.048%
Will Ethridge	485,788	0.060%
Marjorie Scardino	1,519,783	0.186%

This notification is made in accordance with DTR 3.1.4R

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  23 May 2012

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary